                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the month of November, 2003.

                          NOVEL DENIM HOLDINGS LIMITED
                 (Translation of registrant's name into English)

                         1/F, Novel Industrial Building
                            850-870 Lai Chi Kok Road
                             Cheung Sha Wan, Kowloon
                                    Hong Kong
                    (address of Principal Executive Offices)

             (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F     X                     Form 40-F
                     -----                                 -----

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.)

               Yes                                  No     X
                     -----                               -----

       (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

                                    CONTENTS

 Exhibit I........  "Review of Operations - Second Quarter of Fiscal Year 2004"

 Exhibit II.......  "Novel Denim Holdings Limited Announces Fiscal 2004
                     Second Quarter Results"

 Exhibit III......  "Submission of Matters to a Vote of Security Holders"








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                                                                       EXHIBIT I

           REVIEW OF OPERATIONS - SECOND QUARTER OF FISCAL YEAR 2004

THREE MONTHS ENDED SEPTEMBER 30, 2003 COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 2002

Net sales decreased 12.5% to $32.8 million in second quarter 2004 from $37.5 million in second quarter 2003. Net sales in the garment division were $16.7 million (on 1.7 million pieces) in second quarter 2004 compared to $19.4 million (on 2.2 million pieces) in second quarter 2003, a decrease of 14.0%. Third party fabric revenues in the fabric division were $16.1 million comprised of fabric sales of $13.2 million (on 6.8 million meters) and $2.9 million of processing revenue in second quarter 2004 compared to $18.0 million comprised of fabric sales of $14.1 million (on 6.6 million meters) and $3.9 million of processing revenue in second quarter 2003, a total decrease of 10.6%.

Gross profit decreased 9.7% to $4.4 million in second quarter 2004 from $4.9 million in second quarter 2003. Gross profit as a percentage of net sales increased to 13.4% in second quarter 2004 from 13.0% in second quarter 2003. This increase in gross profit margin was the result of some improvement in the average garment selling price and the contribution from our NDP operations in China, partially offset by negative margin at our South African garment and fabric operations.

Other revenues increased to $0.94 million in second quarter 2004 compared to $0.21 million in second quarter 2003. Other revenues consisted of net gains on disposal of property, plant and equipment, claims received from third parties, proceeds from sales of scrap materials, change in fair value of financial instruments and proceeds from the South African government's export credit program.

Selling, general and administrative expenses as a percentage of net sales increased to 19.7% in second quarter 2004 compared to 19.5% in second quarter 2003. Selling, general and administrative expenses decreased 11.3% to $6.49 million in second quarter 2004 from $7.32 million in second quarter 2003. The decreases were mainly related to the decrease in air freight cost of $1.51 million, a reduction to $0.13 million in the second quarter 2004 as compared to $1.64 million which was resulted from the labor dispute in Mauritius and political disturbance in Madagascar in the first six months 2003, an exchange loss of $1.06 million in second quarter 2004 compared to a loss of $0.42 million in second quarter 2003 related to borrowings denominated in South African Rand and Mauritian Rupees.

Operating loss is reduced to $1.13 million in second quarter 2004 from a loss of $2.35 million in second quarter 2003. Operating income as a percentage of net sales is (3.4%) in second quarter 2004 as compared with that of (6.3%) during the same period in 2003. This improvement was due to the increase in gross profit margin, saving in selling, general and administrative expenses and reduction in loss of foreign exchange translation differences, as described above.

Interest expense, net in the second quarter 2004 decreased 36.7% to $0.73 million from $1.15 million in second quarter 2003, primarily due to general lower interest bearing borrowings obtained in Hong Kong. Interest expense, net as a percentage of net sales decreased to 2.2% in second quarter 2004 from 3.1% in second quarter 2003.

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Taxation in the second quarter 2004 is a net deferred tax write back of $0.31 million compared to $0.11 million in second quarter 2003, which is the China income tax payable associated with the dyeing and printing operation in China.

Net loss is reduced to $1.55 million in second quarter of fiscal 2004 from a loss of $3.6 million in second quarter of fiscal 2003. This decrease was primarily attributable to operating loss as described above and a reduction of tax charges.

Basic earnings per share were a loss of ($0.19) for the second quarter of fiscal 2004 (based on weighted average Ordinary Shares outstanding of 8,027,809 shares) compared to a loss of ($0.40) for the same period in fiscal 2003 (based on weighted average Ordinary Shares outstanding of 9,079,687 shares).

Diluted earnings per share were a loss of ($0.19) for the second quarter of fiscal 2004 (based on weighted average Ordinary Shares outstanding of 8,027,809 shares) compared to a loss of ($0.40) for the same period in fiscal 2003 (based on weighted average Ordinary Shares outstanding of 9,113,394 shares)

SIX MONTHS ENDED SEPTEMBER 30, 2003 COMPARED TO SIX MONTHS ENDED SEPTEMBER 30, 2002

Net sales decreased 7.6% to $72.5 million in the first six months 2004 from $78.5 million in the first six months 2003. Net sales in the garment division were $39.4 million (on 4.1 million pieces) in the first six months 2004 compared to $43.9 million (on 5.7 million pieces) in the first six months 2003, a decrease of 10.3%. Third party fabric revenues in the fabric division were $33.0 million comprised of fabric sales of $28.0 million (on 13.7 million meters) and $5.0 million of processing revenue in the first six months 2004 compared to $34.4 million comprised of fabric sales of $27.4 million (on 13.6 million meters) and $7.0 million of processing revenue in the first six months 2003, a decrease of 4.0%.

Gross profit increased 8.3% to $9.6 million in the first six months 2004 from $8.9 million in the first six months of fiscal 2003. Gross profit as a percentage of net sales increased to 13.3% in the first six months of fiscal 2004 from 11.3% in the first six months of fiscal 2003. This increase in gross profit margin was primarily due to the gradual improvement in efficiencies in garments production, together with the increase in the average selling price of both garments and fabrics.

Other revenues increased to $2.68 million in the first six months of fiscal 2004 compared to $0.31 million in the first six months of fiscal 2003. Other revenues consisted of net gains on disposal of property, plant and equipment, claims received from third parties, proceeds from sales of scrap materials, change in fair value of financial instruments and the receipt of $1.4 million as part of the South African government's export credit program.

Selling, general and administrative expenses as a percentage of net sales decreased to 16.8% in the first six months of fiscal 2004 compared to 21.1% in the first six months of fiscal 2003. Selling, general and administrative expenses decreased 26.5% to $12.16 million in the first six months of fiscal 2004 from $16.53 million in the first six months of fiscal 2003. The decreases were mainly related to the decrease in air freight cost of $3.98 million, a reduction to $0.15 million in the current period compared to $4.13 million which was resulted from the labor dispute in Mauritius and political disturbance in Madagascar in the same period of 2003, and an exchange loss of $1.06 million in the first six months 2004 compared to a loss of $1.65 million in the first six months of fiscal 2003 related to borrowings denominated in South African Rand and Mauritian Rupees.

Operating income improved to a profit of $0.15 million in the first six months of fiscal 2004 from a loss of $7.47 million in the first six months of fiscal 2003. Operating income as a percentage of net sales increased to 0.2% in the first six months of fiscal 2004 from (9.5%) during the same period in fiscal 2003. This improvement was due to the increase in gross profit margin, saving in selling, general and administrative expenses and reduction in loss of foreign exchange translation differences, as described above.

Interest expense, net in the first six months of fiscal 2004 decreased 29.3% to $1.61 million from $2.27 million in the first six months of fiscal 2003, primarily due to general lower interest bearing borrowings obtained in Hong Kong. Interest expense, net as a percentage of net sales decreased to 2.2% in the first six months of fiscal 2004 from 2.9% in the first six months of fiscal 2003.

Taxation in the first six months of fiscal 2004 is a net deferred tax write back of $0.23 million compared to a net tax charge of 0.11 million in the first six months of fiscal 2003, which is the China income tax payable associated with the dyeing and printing operation in China.

Net loss is reduced to $1.23 million in the first six months of fiscal 2004 from a loss of $9.83 million in the first six months of fiscal 2003. This decrease was primarily attributable to operating income as described above and a reduction in tax charges.

Basic earnings per share were a loss of ($0.15) for the first six months of fiscal 2004 (based on weighted average Ordinary Shares outstanding of 8,027,809 shares) compared to a loss of $(1.08) for the same period in fiscal 2003 (based on weighted average Ordinary Shares outstanding of 9,108,123 shares).

Diluted earnings per share were a loss of ($0.15) for the first six months of fiscal 2004 (based on weighted average Ordinary Shares outstanding of 8,027,809 shares) compared to a loss of $(1.07) for the same period in fiscal 2002 (based on weighted average Ordinary Shares outstanding of 9,165,608 shares).

                                                                      EXHIBIT II

Contact: Andrew L. Fine
         Novel Denim Holdings Limited
         Investor Relations
         +1-212-953-1373


                                                           FOR IMMEDIATE RELEASE

               NOVEL DENIM HOLDINGS LIMITED ANNOUNCES FISCAL 2004
                             SECOND QUARTER RESULTS

            -- South African operations continue to impact results --
          -- Company's shares to transfer to Nasdaq SmallCap Market --
         -- Ordinary Shares will continue to trade under NVLD ticker --

HONG KONG, November 10, 2003 -- Novel Denim Holdings Limited (Nasdaq: NVLD) today reported its financial results for the second quarter and six months ended September 30, 2003 of its fiscal year ending March 31, 2004.

For the second quarter, net sales decreased by 12.5% to $32.8 million, compared to $37.5 million for the same quarter last year. Garment sales decreased by 14.0% to $16.7 million, compared to $19.4 million for the same period last year. Third party fabric revenues decreased by 10.6% to $16.1 million, compared to $18.0 million in the second quarter last year. Net loss for the quarter ended September 30, 2003 was $1.5 million, compared to a net loss of $3.6 million in the second quarter of last year. Diluted loss per share for the quarter was $(0.19), compared to a loss of $(0.40) during the same period last year.

"During the past quarter we achieved better production efficiencies and profitability in our China and Mauritian operations," noted Mr. K.C. Chao, Chief Executive Officer and President of Novel Denim. "In Mauritius, we worked to return to profitability by focusing on further cost savings and increasing gross margins through improved production efficiencies. Our China operations continued to be profitable, as we increased our direct fabric sales," added Mr. Chao. "Unfortunately, our new South African garment factory and existing South African fabric operations continued as loss making divisions and are performing below expectation, partially due to increased costs resulting from the appreciation of the South African rand versus the U.S. dollar."

STRATEGIC INITIATIVES

The Company continues to evaluate its long-term strategic alternatives, improve its financial resources and further assess its long-term investment in South Africa given current exchange rates and low operating efficiencies.

"The Company plans to increasingly focus on ways to improve production efficiencies and reduce costs in its Mauritian and South African operations in preparation of the expected significant increase in competitive pressure from lower cost Asian countries following the planned release of global apparel quota in 2005," concluded Mr. Chao.

For the six months ended September 30, 2003, net sales decreased 7.6% to $72.5 million, compared to $78.5 million for the same period last year. Net loss decreased to $1.2 million, compared to a loss of $9.8 million in the same period last year. Diluted loss per share improved to $(0.15), compared to $(1.07) in the comparable six months last year.

OUTLOOK

The Company announced that it anticipates further losses at its South African operations, and expects to report a small profit for the second half of the year. Net sales for the full fiscal year ended March 31, 2004 are expected to be approximately $150 million and the Company is expected to report a net loss of approximately $1 million for the fiscal year ended March 31, 2004. The Company plans to use available cash and future cash generated from operations to reduce bank borrowings, at which point it will assess future growth plans.

TRANSFER TO NASDAQ SMALLCAP MARKET

The Company further announced today that the NASDAQ Stock Market, Inc. has approved Novel Denim's application to transfer from the NASDAQ National Market to the NASDAQ SmallCap Market. This transfer is expected to take effect by the start of trading on November 15, 2003. Novel Denim's ordinary shares will continue to trade under the stock symbol "NVLD" and will continue to be subject to the reporting requirements of the Securities and Exchange Commission.

"Novel Denim's move to the NASDAQ SmallCap Market should be transparent to our retail and institutional shareholder base as our ticker symbol will not change and our market makers are not expected to change. We also expect that investors will have the same on-line and print access to Novel Denim share trading information as they currently do," commented Mr. Chao.

The NASDAQ SmallCap Market is fully automated, and provides real-time trade reporting and a marketplace for over 700 companies. With the introduction of the NASDAQ SuperMontage trading system, securities listed on both the NASDAQ National Market and the NASDAQ SmallCap Market share a unified, more liquid and transparent order entry system.

CONFERENCE CALL

The Company will be hosting a conference call today at 8:30 am EST to discuss results for the second quarter ended September 30, 2003. This call will be available over the Internet through www.companyboardroom.com.

Novel Denim is a vertically integrated and flexible supplier of high-quality denim, chino and twill garments, as well as a broad range of woven and printed fabrics, to customers primarily in the United States and Europe. Novel Denim's facilities are strategically located in Mauritius, an island nation in the southwest Indian Ocean, South Africa and China. Novel Denim produces a broad and diverse range of jeans, chinos, shirts, skirts and jackets. The Company also produces and/or finishes an increasingly diversified and innovative range of denim, chino, twill and printed fabrics, including lightweights, alternative weaves and specialty colors and finishes. Novel Denim's customers include major retailers, wholesalers and manufacturers of leading designer and private label apparel brands.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are indicated by words or phrases such as "anticipate," "estimate," "project," "expect," "believe" and similar words or phrases. Such statements are based on current expectations and are subject to certain risks and uncertainties including, but not limited to, the overall level of consumer spending on apparel, the financial strength of the retail industry generally and the Company's customers in particular, changes in trends in the market segments in which the Company competes, the level of demand for the Company's garments and fabrics, actions by its major customers or existing or new competitors, changes in currency and interest rates, changes in applicable tax laws, regulations and treaties, import/export laws and treaties and changes in economic or political conditions in the markets where the Company sells or manufactures its products, as well as other risks and uncertainties set forth in the Company's publicly-filed documents, including its Annual Report on Form 20-F for the fiscal year ended March 31, 2003. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                               -- TABLES FOLLOW --

                          NOVEL DENIM HOLDINGS LIMITED
                Selected Income Statement Information (Unaudited)
                    (in thousands, except per share amounts)




                                  FOR THE THREE MONTHS       FOR THE SIX MONTHS
                                          ENDED                     ENDED

                                      SEPTEMBER 30,             SEPTEMBER 30,
                                  --------------------       ------------------
                                    2002        2003          2002        2003
                                  --------    --------       --------  --------

Net sales                        $ 37,519     $32,843       $78,480     $72,487
Cost of goods sold                 32,630      28,428        69,597      62,866
                                 --------     -------       -------     -------
Gross profit                        4,889       4,415         8,883       9,621
Other revenues                       (214)       (943)         (309)     (2,680)
Selling, general &
 administrative expenses            7,320       6,486        16,530      12,156

Other expenses                        129          --           129          --
                                 --------     -------       -------     -------
Operating income                   (2,346)     (1,128)       (7,467)        145
Interest expense, net               1,152         729         2,272       1,607
                                 --------     -------       -------     -------
Income before minority interest    (3,498)     (1,857)       (9,739)     (1,462)
Minority interest                       2           5            19           1
                                 --------     -------       -------     -------
Income before taxation             (3,496)     (1,852)       (9,720)     (1,461)
Taxation                              106        (305)          106        (234)
                                 --------     -------       -------     -------
Net income                       $ (3,602)    $(1,547)      $(9,826)    $(1,227)
                                 ========     =======       =======     =======

Earnings per share

   Basic                         $  (0.40)    $ (0.19)      $ (1.08)    $ (0.15)
   Diluted                       $  (0.40)    $ (0.19)      $ (1.07)    $ (0.15)

Weighted average Ordinary
Shares outstanding

   Basic                            9,080       8,028         9,108       8,028
   Diluted                          9,113       8,028         9,165       8,028

Other Information
Depreciation expense             $  2,657     $ 2,916       $ 5,636     $ 5,868


                          NOVEL DENIM HOLDINGS LIMITED
                 Selected Balance Sheet Information (Unaudited)
                                 (in thousands)



                                                            (AUDITED)
                                   SEPTEMBER 30, 2002     MARCH 31, 2003    SEPTEMBER 30, 2003
                                   ------------------     --------------    ------------------

ASSETS

Cash and cash equivalents               $ 7,598             $  5,938            $  6,767
Accounts receivable                      23,696               18,690              25,281
Inventories                              42,622               41,514              46,930
Other current assets                      6,732                7,486               7,999
Fixed assets, net                        89,081               87,306              82,480
                                       --------             --------            --------
        Total assets                   $169,729             $160,934            $169,457
                                       ========             ========            ========


LIABILITIES & SHAREHOLDERS' EQUITY

Short-term borrowings and bank
 overdrafts                            $ 40,285             $ 52,269            $ 66,515

Current portion of long-term
 borrowings                               3,967                3,527               1,282

Other current liabilities                20,820               23,511              24,632
Long-term debt                           11,859                9,061               2,740
Other liabilities                         6,129                5,244               8,277
                                       --------             --------            --------
        Total liabilities                83,060               93,612             103,446
Shareholders' equity                     86,669               67,322              66,011
                                       --------             --------            --------
        Total liabilities &
shareholders' equity                   $169,729             $160,934            $169,457
                                       ========             ========            ========


                                      # # #

                                                                     EXHIBIT III

              SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

On November 10, 2003, the Company held its Annual Meeting of Shareholders at the Four Seasons Hotel, 500 Weihai Road, Shanghai 200041, China. There were a total of 8,027,809 Ordinary Shares entitled to vote, in person or by proxy, at the meeting.

The following matters were voted upon and approved at the meeting:

(1) the election of three directors to the Board of Directors of the Company for a term to expire at the 2006 Annual Meeting of Shareholders; and

(2) a proposal to ratify the selection of PricewaterhouseCoopers as the Company's auditors for the fiscal year ending March 31, 2004.

With respect to the election of the directors, the following votes were cast:

         Nominee                 For         Withheld Authority
         -------                 ---         ------------------
Lester Ma                     6,082,095           447,875
Ronald Chao                   6,082,095           447,875
Leavitt B. Ahrens, Jr.        6,077,095           452,875

With respect to the ratification of PricewaterhouseCoopers as auditors, a total of 6,526,145 votes were cast in favor of the proposal, 3,550 votes were cast against and 275 votes abstained.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duty authorized.

                                       Novel Denim Holdings Limited
                                       ----------------------------
                                              (Registrant)

Date:November 17, 2003                 By: /s/ K.C. Chao
                                          -------------------------
                                          K.C. Chao
                                          Chief Executive Officer and President